Correspondence

SCHLUETER & ASSOCIATES, P.C.
1050 Seventeenth Street, Suite 1750
Denver, Colorado 80202
(303) 292-3883
Facsimile (303) 296-8880

 December 22, 2009

VIA EDGAR

Chris White, Branch Chief
Sandy Eisen
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NW
Washington, DC 20549

Re:	New Frontier Energy, Inc. Form 10-K for the fiscal year ended February 28, 2009 Amendment and Response letter filed September 24, 2009 (SEC File No. 0-05742)

Dear Mr. White,

New Frontier Energy, Inc. (the “Company”) is in the process of compiling a response to the Commission’s comment letter dated December 9, 2009 on the Company’s Form 10-K for the fiscal year ended February 28, 2009.  Pursuant to my conversion with Sandy Eisen earlier today, the Company intends to submit its response to the Commission on or about January 8, 2010 .

If you have any questions or would like to discuss, please contact me at the number above.

Sincerely, SCHLUETER & ASSOCIATES, P.C.
/s/ David Stefanski
David Stefanski

cc:New Frontier Energy, Inc.